EXHIBIT 4.1

Shares Certificate of

TIM WE - SGPS, S.A.

Head Office: Avenue Infante Santo, number 2, letter “H”, third floor, Prazeres’ parish, Lisbon county.

Share Capital: € 1.500.000,00

Register no.: 507.523.660

Registered at the Company’s Register Office of Lisbon under the no. 507.523.660.

Incorporated by public deed at the Notary of Carlos Manuel da Silva Almeida, on January 5th 2006, on sheets 87 to 89 of the Entry Book no. 55-A.

Raise of share capital, from € 50.000,00 to € 2.500.000,00, by public deed, at the same Notary, on sheets 6 to 7 of the Entry Book no. 67-A.

Decrease of share capital, from € 2.500.000,00 to € 1.500.000,00, and change of the nominal value of the representative shares of the Company’s share capital, from € 5,00 to € 0,50, by unanimous deliberation of shareholders at the Extraordinary General Meeti ng taken on February 23rd 2011.

Change of the nominal value of the representative shares of the Company’s share capital from € 0,50 to € 0,05, by unanimous deliberation of shareholders at the Extraordinary General Meeting taken on April 18th, 2011.

Change of the nominal value of the representative shares of the Company’s share capital from €0,05 to €0,03 by unanimous deliberation of shareholders at the Extraordinary General Meeting taken on July 15th, 2011.

Nominal value per share: € 0,03 (three cents)

Certificate of 1 (one) Share

Global Nominal Value: € 0,03 (three cents)

Shares no:

Property of:

Lisbon, April 20th 2011
The Board of Administration